SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of MAY 2020
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: May 19, 2020

List of materials

Documents attached hereto:

i) Press release: Announcement of New Sony Group Organizational Structure

News & Information	Sony Corporation 1-7-1 Konan, Minato-ku, Tokyo

No. 20-039E
May 19, 2020

Announcement of New Sony Group Organizational Structure

Tokyo, Japan - Sony Corporation (“Sony”) today announced a series of changes to the Sony Group’s organizational structure, intended to lead the evolution of each individual business and further leverage the diversity of its business portfolio. The key measures are outlined below.

1.	Launch of “Sony Group Corporation” as Sony Group headquarters
➢	Effective April 1, 2021 the current Sony Corporation will change its company name and relaunch as “Sony Group Corporation”.
➢
Sony Corporation currently has two functions, one as the headquarters of the Sony Group, and the other to provide overall management support for its electronics businesses. These functions will be separated and redefined, with Sony Group Corporation focusing on its role as the headquarters of the Sony Group.

➢
With the objective of increasing the overall value of the Sony Group from a long-term perspective, the key missions of Sony Group Corporation will be: 1) business portfolio management and strategic capital allocation, 2) value creation through Group synergies and business incubation, and 3) investment in the talent and technology that form the foundations of innovation.　Further details regarding specific functions, organizational structure and personnel will be determined by April 2021.

➢
As the change in company name from Sony Corporation to Sony Group Corporation requires approval at the Sony Shareholders’ Meeting, a proposal requesting such authorization will be submitted at the Sony Shareholders’ Meeting, scheduled for June 26, 2020. For details of the name change and related amendment to Sony’s Articles of Incorporation, please refer to the press release titled “Announcement of Change in Trade Name and Partial Amendment to Articles of Incorporation” issued today.

2.	Succession of “Sony Corporation” company name by Sony Electronics Corporation
➢
In conjunction with the launch of Sony Group Corporation on April 1, 2021, Sony Electronics Corporation, which currently operates the electronics business that is the origin of Sony’s business (the Electronics Products & Solutions segment in Sony’s current financial disclosure), will succeed to the company name “Sony Corporation.”

➢
Sony Electronics Corporation was established as an intermediate holding company overseeing various Sony electronics subsidiaries effective April 1, 2020. Going forward, Sony Electronics Corporation will proceed with the realignment of its business entities and platform organizations and optimize its structure, talent and business portfolio, while further enhancing competitiveness and promoting new business creation.

➢
Sony’s electronics business will strive to continue to introduce products and services that deliver the pinnacle of reality and real-time to everyone from creators to users, through its sound, video, and communication technologies.　It will also take a long-term perspective to taking on challenges in new business areas such as remote solutions that connect people with people, or people to things remotely, as well as in the medical arena.

3.	Financial Services business to become wholly-owned subsidiary
➢
In order to achieve further growth and strengthen governance within its financial services business and thereby enhance the corporate value of the overall Sony Group, Sony is making a tender offer for shares and other equity securities of Sony Financial Holdings Inc. (“SFH”), of which it currently owns an approximately 65% stake, with a view to making SFH a wholly-owned subsidiary (the “Tender Offer”). For details of the Tender Offer, please refer to the press release titled “Announcement Regarding Commencement of Tender Offer for Shares Etc, of Sony Financial Holdings Inc. (Securities Code: 8729)” issued today.

➢
Alongside electronics and entertainment, financial services is a core business that is integral to the long-term growth strategies of the Sony Group. Until now, SFH has maintained its position as a listed subsidiary in light of, among other things, its ability to flexibly procure capital for growth. However, rather than continue to operate the business within certain constraints as a listed subsidiary, Sony has decided to make a tender offer with the aim of making SFH a wholly-owned subsidiary in order to ensure the implementation of optimized strategies for each business, and to drive further Group-wide synergies.

➢
Sony will work closely with the new SFH management team to implement measures such as initiatives to further increase the value generated by the “Lifeplanner” sales employees that are central to the life insurance business and explore further opportunities for synergies including leveraging Sony technology in SFH’s business.

4.	Executive structure reform
➢	In conjunction with these organizational changes, the Sony Group’s executive structure will also be optimized for the purposes of the new Group-wide management structure.
➢
Of the Sony Group’s core businesses, Game & Network Services, Music, Pictures and Financial Services have each established executive structures that are optimized for their respective businesses. Going forward, the electronics businesses, including Imaging & Sensing Solutions, will also establish optimal executive structures for each business. Current executives of Sony Corporation in leadership positions at core Sony Group companies will be positioned as executives within their respective businesses from April 2021, and continue their focus on value creation initiatives in those businesses.

➢
At the same time, Sony Group Corporation’s executive team will be formed from the heads of key group headquarters functions and core Sony Group business companies, and will be structured so that it can effectively formulate and execute corporate strategies to drive the Group’s further growth and evolution.

 EOF